                                                    Filed Pursuant to Rule 424b5
                                                      Registration No. 333-84179
                                                                       333-78629
                                                                       333-45603

PROSPECTUS
                                 $1,408,000,000

                             HOMESIDE LENDING, INC.
                               MEDIUM-TERM NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

                             ----------------------

THE NOTES:

- We will offer notes from time to time and specify the terms and conditions of each issue of notes in a pricing supplement.

- The notes will be senior unsecured debt securities of HomeSide.

- The notes will have stated maturities of nine months or more from the date they are originally issued.

- We will pay amounts due on the notes in U.S. dollars or any other consideration described in the pricing supplement.

- The notes will have minimum denominations of $1,000.

- The notes may bear interest at fixed or floating rates or may not bear any interest. If the notes bear interest at a floating rate, the floating rate may be based on one or more indices or formulas plus or minus a fixed amount or multiplied by a factor.

- We will state whether the notes can be redeemed or repaid before their maturity and whether they are subject to mandatory redemption, redemption at the option of HomeSide or repayment at the option of the holder of the notes.

                     INVESTING IN THE NOTES INVOLVES RISKS.
                         SEE "RISK FACTORS" ON PAGE 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                                         PROCEEDS,
                        PUBLIC OFFERING          AGENT'S DISCOUNTS                   BEFORE EXPENSES,
                             PRICE                AND COMMISSIONS                       TO HOMESIDE
                        ---------------          -----------------                   ----------------
Per note.............        100%                  .125% - .750%                     99.875% - 99.250%
Total................   $1,408,000,000       $1,760,000 - $10,560,000         $1,406,240,000 - $1,397,440,000

     We may sell notes to the agents referred to below as principal for resale at varying or fixed offering prices or through the agents as agent using their reasonable efforts on our behalf. We may also sell notes without the assistance of the agents, whether acting as principal or as agent.

     Our executive offices are located at 7301 Baymeadows Way, Jacksonville, Florida 32256, telephone number (904) 281-3000.

MERRILL LYNCH & CO.
           BANC OF AMERICA SECURITIES LLC
                       CHASE SECURITIES INC.
                                  DEUTSCHE BANC ALEX. BROWN
                                            J.P. MORGAN & CO.
                                                   UBS WARBURG LLC

                  THE DATE OF THIS PROSPECTUS IS JUNE 6, 2000.

                               TABLE OF CONTENTS


Risk Factors..............................................................    3
HomeSide..................................................................    8
Ratio of Earnings to Fixed Charges........................................    9
Use of Proceeds...........................................................   10
Description of the Notes..................................................   10
United States Federal Income Taxation.....................................   33
Plan of Distribution......................................................   39
Where You Can Find More Information.......................................   41
Incorporation of Information We File With the SEC.........................   41
Validity of the Notes.....................................................   42
Experts...................................................................   42


     References in this prospectus to "HomeSide", "we", "us" and "our" are to HomeSide Lending, Inc. References in this prospectus to the "National" are to National Australia Bank Limited, our ultimate parent entity.

     References in this prospectus to the "agents" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Chase Securities Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and UBS Warburg LLC, collectively.

     You should rely only on the information contained or incorporated by reference in this prospectus and any pricing supplement. Neither we nor the agents have authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor the agents are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus and any pricing supplement is accurate only as of the date on the front cover of the pricing supplement.

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

                                  RISK FACTORS

     Your investment in the notes involves risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in the notes is suitable for you. The notes are not an appropriate investment for you if you are unsophisticated with respect to the significant components of the risks described below.

NOTES INDEXED TO INTEREST RATE, CURRENCY OR OTHER INDICES OR FORMULAS HAVE INHERENT RISKS

     If you invest in notes indexed to one or more interest rate, currency or other indices or formulas, there will be significant risks not associated with a conventional fixed rate or floating rate debt security. These risks include fluctuation of the indices or formulas and the possibility that you will receive a lower, or no, amount of principal, premium or interest and at different times than you expected. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of these risks and their results. In addition, if an index or formula used to determine any amounts payable in respect of the notes contains a multiplier or leverage factor, the effect of any change in that index or formula will be magnified. In recent years, values of certain indices and formulas have been volatile and volatility in those and other indices and formulas may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

REDEMPTION MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES

     If your notes are redeemable at our option or are subject to mandatory redemption, we may, in the case of optional redemption, or must, in the case of mandatory redemption, redeem your notes at times when prevailing interest rates may be relatively low. Accordingly, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the notes.

THERE MAY BE AN UNCERTAIN TRADING MARKET FOR YOUR NOTES; MANY FACTORS AFFECT THE TRADING VALUE OF YOUR NOTES

     We cannot assure you that a trading market for your notes will ever develop or be maintained. Many factors independent of our creditworthiness may affect the trading market of your notes. These factors include:

     - the complexity and volatility of the index or formula applicable to the notes,

     - the method of calculating the principal, premium and interest in respect of the notes,

     - the time remaining to the maturity of the notes,

     - the outstanding amount of the notes,

     - the redemption features of the notes,

     - the amount of other securities linked to the index or formula applicable to the notes, and

     - the level, direction and volatility of market interest rates generally.

     In addition, because some notes were designed for specific investment objectives or strategies, these notes will have a more limited trading market and may experience more price volatility. There may be a limited number of buyers for these notes. This may affect the price you receive for these notes or your ability to sell these notes at all. You should not purchase notes unless you understand, and know that you can bear, the related investment risks.

OUR CREDIT RATINGS MAY NOT REFLECT ALL RISKS OF AN INVESTMENT IN THE NOTES

     Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of your notes. Our credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed above on the value of your notes.

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

SUBSTANTIAL LEVERAGE MAY HAVE NEGATIVE CONSEQUENCES

     We require substantial financing for our business operations. Our financing is currently provided under a credit arrangement with the National, our commercial paper program, currently limited to $1.5 billion outstanding at any time, a credit agreement with a syndicate of banks entered into on October 18, 1999, as well as through the sale from time to time of the notes or other debt securities. As of March 31, 2000, we had aggregate outstanding indebtedness of approximately $4.3 billion, consisting of $1.1 billion of notes outstanding under the indenture, $1.4 billion outstanding under HomeSide's credit arrangement with the National and $1.5 billion outstanding under HomeSide's commercial paper program, $230 million of floating rate notes, as well as $23.0 million of secured mortgage indebtedness. See "Description of the Notes -- Terms of the Notes." We may also incur additional indebtedness in the future, although we are limited by provisions contained in the instruments governing our current indebtedness, other than the indenture relating to the notes, which imposes no such limitations.

     The degree to which we are leveraged could have important consequences to you, including the following:

     - our ability to grow will depend on our ability to obtain additional financing in the future for originating loans, investment in servicing rights, working capital, capital expenditures and general corporate purposes, and that ability may be impaired;

     - a substantial portion of our cash flow from operations must be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing the funds available to finance operations; and

     - we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage and make us more vulnerable to economic downturns.

FUNDING SOURCES MAY NOT BE AVAILABLE

     In order to operate our business, we require substantial financing. If we are not successful in negotiating renewals of our current borrowings or in arranging new financing, we may have to curtail our origination activities and/or sell significant portions of our servicing portfolio. This would have a significant negative impact on our business and results of operations. Financial market conditions and our value and performance at the time of any refinancing, among other factors, may affect our ability to refinance our bank credit facilities or the securities offered hereby. We cannot assure you that any refinancing can be successfully completed.

CHANGES IN INTEREST RATES COULD ADVERSELY IMPACT HOMESIDE

     Changes in interest rates can have a variety of effects on our business. In particular, changes in interest rates can affect:

     - the volume of loan originations and acquisitions,

     - the interest rate spread on loans held for sale,

     - the amount of gain or loss on the sale of loans, and

     - the size and value of our servicing portfolio.

     During periods of declining interest rates, mortgage banking companies typically experience an increase in loan originations because of increased home purchases and increased refinancing activity. During 1997 to 1998, a period of generally declining interest rates, refinancing activity as a percentage of total originations in the industry increased from 31% in 1997 to 50% in 1998. In contrast, refinancing activity was only 32% of total originations in 1994, 25% in 1995, 29% in 1996, 36% in 1999 and 21% for the quarter ended March 31, 2000 as the result of generally increasing interest rates. Increases in interest rates may adversely affect refinancing activity, which could have a negative impact on HomeSide's origination revenues.

     Our net warehouse interest income is the difference between the interest income we earn on loans held for sale, which is generally based on long-term interest rates, and the interest we pay on our borrowings, which is generally based on short-term interest rates. If this spread narrows or becomes negative, our results of operations could be negatively impacted.

     In addition, mortgage interest rate declines and loan prepayment increases may adversely affect the size and value of our servicing portfolio. In periods of declining interest rates, the economic advantages to borrowers of refinancing their mortgage loans become greater. Because borrowers do not always refinance their mortgage loans with their existing lender, mortgage banking companies, including HomeSide, typically experience a reduction in the size of their servicing portfolio during periods of declining interest rates. Increases in the rate of mortgage loan prepayments increase servicing costs and reduce the period during which we receive servicing income from the loans. We capitalize the cost of the acquisition of servicing rights from third parties and began in 1996 to capitalize servicing rights on loans that we originate. The value of servicing rights is based upon the net present value of future cash flows. If the rate of prepayment of the related loans exceeds the rate assumed by us, the value of the servicing portfolio will decrease and accelerated amortization of servicing rights may become necessary. Interest rate changes can also adversely affect our ability to sell servicing rights to a third party or reduce the proceeds from a sale.

A FAILURE OF OUR RISK MANAGEMENT ACTIVITIES MAY ADVERSELY AFFECT OUR
PROFITABILITY

     From the time the interest rate on a customer's loan application is established to the time we sell the loan, changes in interest rates may result in gain or loss on the sale of a mortgage loan. To manage interest rate risk, we use a hedging strategy that is designed to minimize the negative effect of changes in interest rates on loans that have closed and loans for which interest rate commitments have been given that are expected to close. We then enter into forward sale commitments and option contracts with the Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (FHLMC) and the private investors to whom we sell loans. The results of our hedging program depend on a variety of factors, including the relationship between mortgage rates and Treasury securities, the hedge instruments used and other factors. If our strategy is not successful, our profitability may be negatively affected. For each year since 1990, we and our predecessor, BancBoston Mortgage Corporation, have not experienced secondary market losses.

UNSUCCESSFUL HEDGING OF SERVICING RIGHTS PORTFOLIO MAY ADVERSELY AFFECT OUR PROFITABILITY AND FINANCIAL CONDITION

     As described above, in periods of declining interest rates, the rate of mortgage loan prepayments tends to increase and the value of our servicing portfolio will tend to decrease. To manage this interest rate risk, we use a hedging strategy that is designed to counteract the negative effect of changes in interest rates on the value of our servicing portfolio. The results of this hedging program depend on a variety of factors, including the relationship between mortgage rates and mortgage refinancings, the hedge instruments used and other factors. If our strategy is not successful, our profitability and financial condition may be negatively impacted.

LOAN DELINQUENCIES AND DEFAULTS ON LOANS MAY ADVERSELY AFFECT OUR PROFITABILITY

     Economic downturns may have a negative impact on our profitability as the frequency of loan defaults tends to increase. From the time that we fund the loans we originate to the time we sell the loans, generally 10 to 40 days, we are generally at risk for any loan defaults. Once we sell the loans we originate, the risk of loss from loan defaults and foreclosure generally passes to the purchaser or insurer of the loans. In connection with sales, we typically make some representations and warranties to the purchasers and insurers of loans and to the purchasers of servicing rights. These representations and warranties generally relate to the origination and servicing of loans in substantial conformance with state and federal laws and applicable investor guidelines. If a loan defaults and there has been a breach of these representations and warranties, we become liable for the unpaid principal and interest on the defaulted mortgage loan. In those circumstances, we may be required to repurchase the loan and bear the subsequent loss, if any. Historically, the impact of loans we have repurchased as the result of breaches of representations and warranties has not been material. However, the number and amount of loans repurchased in the future could increase due to the high volume of loans which we originate, acquire and sell. Accordingly, we believe that future charges to net income relating to loan repurchases may be necessary as loan origination volume increases.

     We are also affected by loan delinquencies and defaults on loans that we service. Under certain types of servicing contracts, particularly contracts to service loans that have been pooled or securitized, the servicer must advance all or part of the scheduled payments to the owner of the loan, even when loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. The servicer will be reimbursed, subject to certain limitations with respect to Federal Housing Administration (FHC) and Veterans Administration (VA) loans, by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of reimbursement is typically uncertain. In the interim, the servicer must absorb the cost of funds advanced during the time the advance is outstanding. In addition, the servicer must bear the increased costs of attempting to collect on delinquent and defaulted loans. We also forego servicing income from the time a loan becomes delinquent until foreclosure when the amounts may be recovered, if any proceeds are available.

     We periodically incur losses attributable to servicing FHA and VA loans for investors. Losses include actual losses for final disposition of loans that have been foreclosed or assigned to the FHA or VA and accrued interest on FHA or VA loans for which payment has not been received. Our servicing losses on investor-owned loans have historically primarily represented losses on VA loans. Because the total principal amount of FHA loans is guaranteed, losses on FHA loans are generally limited to expenses of collection. We have experienced minimal losses from FHA loans. With respect to VA loans, the VA guarantees the initial losses on a loan. The guaranteed amount generally ranges from 20% to 35% of the original principal balance. Before each foreclosure sale, the VA determines whether to bid by comparing the estimated net sale proceeds to the outstanding principal balance and the servicer's accumulated reimbursable costs and fees. If this amount is a loss and exceeds the guaranteed amount, the VA typically issues a no-bid and pays the servicer the guaranteed amount. Whenever a no-bid is issued, the servicer absorbs the loss, if any, in excess of the sum of the guaranteed principal and amounts recovered at the foreclosure sale. Our historical delinquency and foreclosure rate experience on VA loans has generally been consistent with that of the industry. We cannot assure you that our servicing losses on investor-owned loans will not be greater in the future.

CONCENTRATION OF OUR BUSINESS IN SOME STATES MAY ADVERSELY AFFECT US IF THOSE STATES EXPERIENCE ECONOMIC DOWNTURNS

     Economic downturns in states in which we have a significant concentration of business could have a negative impact on our results of operations. Loans in Florida and California represented 9% and 12%, respectively, of our servicing portfolio at March 31, 2000. We originate and purchase servicing rights for mortgage loans nationwide and actively monitor the geographic distribution of our servicing portfolio to maintain a mix that we deem appropriate and make adjustments as we deem necessary. We cannot assure you that our monitoring of and adjustments to geographic distribution will prevent any significant negative impact on our business, results of operations and financial condition in the future.

HIGHLY COMPETITIVE CONDITIONS IN OUR INDUSTRY MAY ADVERSELY AFFECT OUR REVENUES

     The mortgage banking business is highly competitive. We compete with other mortgage banking companies, commercial banks, savings associations, credit unions and other financial institutions in every aspect of our business, including funding and purchasing loans from mortgage brokers, purchasing loans from correspondents and acquiring loan servicing rights and origination capabilities. We compete with mortgage banking companies and other financial institutions that have substantially greater financial resources, greater operating efficiencies and longer operating histories than we do. Furthermore, increasing consolidation in the mortgage industry is leading to an increased market share for the largest mortgage companies. At the same time, Fannie Mae and FHLMC are developing technologies and business practices that could reduce their reliance on large mortgage companies for loan production and enable them to access smaller producers for volume. If market pricing becomes more competitive, we may be unable to achieve our planned level of originations or consummate acquisitions of servicing rights at a satisfactory cost. Retail mortgage banking companies have direct access to borrowers and generally are able to sell their loans to the same entities that purchase our loans. We depend primarily on mortgage brokers and correspondents for originating new loans.

Competitors also seek to establish relationships with mortgage brokers and correspondents, who are not obligated by contract or otherwise to continue to do business with us.

REGULATION AND RELATED LEGAL MATTERS AFFECTING OUR BUSINESS MAY HAVE ADVERSE CONSEQUENCES

     Our mortgage banking business is subject to the rules and regulations of the Federal Reserve Board, the Department of Housing and Urban Development
(HUD), FHA, VA, Fannie Mae, FHLMC, Government National Mortgage Association
(GNMA) and other regulatory agencies with respect to originating, processing, underwriting, selling, securitizing and servicing mortgage loans. In addition, other federal and state statutes and regulations affect these activities. These rules and regulations, among other things, impose licensing obligations on us, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts. Moreover, lenders such as ourselves are required annually to submit audited financial statements to Fannie Mae, FHLMC, GNMA and HUD and to comply with each regulatory entity's own financial requirements. Our business is also subject to examination by Fannie Mae, FHLMC and GNMA and state regulatory agencies at all times to assure compliance with applicable regulations, policies and procedures.

     There are various Federal and state laws that regulate mortgage origination activities including, among others, the Equal Credit Opportunity Act, the Federal Truth-in-Lending Act, the Real Estate Settlement Procedures Act, the Fair Housing Act, and the regulations promulgated thereunder. These laws, among other things, prohibit discrimination, prohibit unfair and deceptive trade practices, and require the disclosure of basic information to mortgagors concerning credit terms and settlement costs, limit fees and charges paid by borrowers and lenders, and regulate terms and conditions of credit and the procedures by which credit is offered and administered. Many of these regulatory requirements are designed to protect the interests of consumers, while others protect the owners or insurers of mortgage loans. Failure to comply with these requirements can lead to loss of approved status, termination of servicing contracts without compensation to the servicers, demands for indemnification or loan repurchases, class action lawsuits and administrative enforcement actions. These regulatory requirements may be changed and may become more restrictive, making compliance more difficult or expensive or otherwise restricting our ability to conduct our business as currently conducted.

     Our net income reflects a reduction in interest expense on our borrowings with depository institutions for custodial balances placed with such institutions. Proposed revisions of applicable bank regulations could cause these escrow accounts to be recharacterized as demand deposit accounts reducing our net income. This would require reserves to be established with Federal Reserve Banks, and would reduce the amount of the credit. If applied retroactively to change our ability to receive credit for escrow balances, other regulatory changes or interpretations would likewise adversely affect us.

     In addition, certain states require that interest be paid to mortgagors on funds deposited by them in escrow to cover mortgage-related payments such as property taxes and insurance premiums. Federal legislation has in the past been introduced that would revise current escrow regulations and establish a uniform interest payment requirement in all states. There would be a negative impact on our earnings if such federal legislation were enacted or if other states enact legislation relating to payment of, or increases in the rate of, interest on escrow balances, or if such legislation were retroactively applied to loans in our servicing portfolio.

     In recent years, the mortgage banking industry has been subject to class action lawsuits which allege violations of federal and state laws and regulations, including the propriety of collecting and paying various fees and charges and the calculation of escrow amounts. Class action lawsuits may continue to be filed against the mortgage banking industry generally. Defending such lawsuits in the future may be expensive and any adverse judgments may make it more expensive or difficult for us to conduct our business as currently conducted.

THE CONTINUED AVAILABILITY OF FEDERAL PROGRAMS AND ACTIVE SECONDARY MARKET ARE UNCERTAIN

     Our ability to sell mortgage loans and mortgage-backed securities is largely dependent upon the continuation of programs of Fannie Mae, FHLMC, GNMA and private investors. These entities facilitate the sale of mortgage loans and mortgage-backed securities. Our continued eligibility to participate in these programs is also a necessary element to the ability to sell mortgage loans. Although we are not aware of any proposed discontinuation of, or significant reduction in, the various programs of Fannie Mae, FHLMC, GNMA or private investors, this could have a material adverse effect on our operations. We expect that we will continue to remain eligible to participate in these programs, but any significant impairment of our eligibility could also materially and adversely affect our operations.

     The sponsoring entity may change the requirements of loans accepted under these programs. The profitability of participating in these programs may vary depending on a number of factors, including the administrative costs to us of originating and purchasing qualifying loans.

     We cannot assure you that we will be successful in effecting the sale of mortgage loans at the historic price or volume levels in the future. Any significant change in the secondary market level of activity or underwriting criteria of Fannie Mae, FHLMC or private investors could have a significant negative impact on the gain or loss on sales of mortgage loans that we record and therefore on our results of operations.

CONTROL IS CONCENTRATED IN NATIONAL AUSTRALIA BANK LIMITED

     HomeSide had outstanding indebtedness of $1.4 billion pursuant to a credit agreement with the National as of March 31, 2000. Also, HomeSide International, Inc., the parent of HomeSide, is an indirect wholly-owned subsidiary of the National. Accordingly, the National is able to control our direction and future operations, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of other securities by us. Certain decisions concerning our operations or financial structure may present conflicts of interest between the National and the holders of the securities offered hereby.

HOMESIDE'S BUSINESS WOULD BE DISRUPTED IF ITS COMPUTER SYSTEMS AND THOSE OF ITS SUPPLIERS AND VENDORS CANNOT WORK PROPERLY WITH YEAR 2000 DATA

     We use and are dependent upon a significant number of computer software programs and operating systems to conduct our business. These programs and systems include those developed and maintained by us, as well as software and systems purchased from outside vendors. We have initiated a review and assessment of all hardware, software systems and processes to determine whether it will function properly in the Year 2000. We have modified our mission critical systems and successfully conducted internal testing on these systems to ensure that they will function properly in the Year 2000. We presently believe that costs associated with Year 2000 compliance efforts will not have a significant impact on our ongoing results of operations, although we cannot assure you about this. To the extent that we will be relying on our outside software vendors, Year 2000 compliance matters will not be within our direct control. In addition, we have relationships with vendors, customers and other third parties that rely on computer software that may not be Year 2000 Compliant. We cannot assure you that Year 2000 compliance failures by third parties will not have a significant negative impact on our results of operations.

                                    HOMESIDE

     HomeSide is one of the largest full service residential mortgage banking companies in the United States. On February 10, 1998, the National acquired all outstanding shares of the common stock of HomeSide International, Inc., the parent of HomeSide. HomeSide's predecessor was formed through the acquisition of the mortgage banking operations of BankBoston, N.A. on March 16, 1996 and subsequent purchase of the mortgage banking operations of Barnett Banks, Inc.

     HomeSide's strategy emphasizes variable cost mortgage loan originations, low cost mortgage servicing and effective risk management. Headquartered in Jacksonville, Florida, HomeSide ranks as the 10th largest mortgage loan originator and the 6th largest servicer in the United States at March 31, 2000 based on data published by Inside Mortgage Finance.

     HomeSide's business strategy is to increase the volume of its loan originations and the size of its servicing portfolio while continuing to improve operating efficiencies. In originating mortgages, HomeSide focuses on variable cost channels of production, including correspondent, broker, consumer direct, affinity, and co-issue sources. HomeSide also pursues strategic relationships with other production sources to acquire and service residential mortgage loans. Management believes that these variable cost channels of production deliver consistent origination opportunities for HomeSide without the fixed cost investment associated with traditional retail mortgage branch networks. HomeSide believes that its ongoing investment in technology will further enhance and expand existing processing capabilities and improve its efficiency. Based on independent surveys of direct cost per loan and loans serviced per employee, management believes that HomeSide has been one of the industry's most efficient mortgage servicers. HomeSide's average cost per employee approximates the average cost per employee of its major competitors.

HOMESIDE PLANS TO BUILD ITS CORE OPERATIONS THROUGH:

     - improved economies of scale in servicing costs,

     - increased productivity using proprietary technology, and

     - expanded and diversified variable cost origination channels.

In addition, HomeSide intends to pursue additional loan servicing portfolio acquisitions and strategic origination relationships similar to its existing agreement with People's Bank, Banc One Mortgage Corporation and First Chicago NBD.

HomeSide's business activities consist primarily of:

     - MORTGAGE PRODUCTION: origination and purchase of residential single family mortgage loans through multiple channels including correspondents, strategic partners, mortgage brokers, coissue partners, direct consumer telemarketing and affinity programs;

     - SERVICING: administration, collection and remittance of monthly mortgage principal and interest payments, collection and payment of property taxes and insurance premiums and management of certain loan default activities;

     - SECONDARY MARKETING: sale of residential single family mortgage loans as pools underlying mortgage-backed securities guaranteed or issued by governmental or quasi-governmental agencies or as whole loans or private securities to investors; and

     - RISK MANAGEMENT: management of a program designed primarily to protect the economic performance of the servicing portfolio that could otherwise be adversely affected by loan prepayments due to declines in interest rates.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for HomeSide, which for any period prior to February 11, 1998 refers to HomeSide prior to its acquisition by the National and for any period after February 11, 1998, refers to HomeSide after its acquisition by the National. The ratio of earnings to fixed charges is computed by dividing net fixed charges (interest expense on all debt plus the interest portion of rent expense) into earnings before income taxes and fixed charges.

                                                  HOMESIDE
      HOMESIDE PREDECESSOR COMPANY          PREDECESSOR COMPANY                     HOMESIDE
-----------------------------------------   --------------------   ------------------------------------------
FOR THE PERIOD FROM   FOR THE PERIOD FROM   FOR THE PERIOD FROM    FOR THE PERIOD FROM    FOR THE PERIOD FROM
 MARCH 16, 1996 TO     MARCH 1, 1997 TO      SEPTEMBER 1, 1997     FEBRUARY 11, 1998 TO   OCTOBER 1, 1998 TO
 FEBRUARY 29, 1997     FEBRUARY 10, 1998    TO FEBRUARY 10, 1998    SEPTEMBER 30, 1998    SEPTEMBER 30, 1999
-------------------   -------------------   --------------------   --------------------   -------------------
      2.36                   2.65                   2.49                   2.26                  2.06


            HOMESIDE
--------------------------------
 FOR THE SIX       FOR THE SIX
 MONTHS ENDED      MONTHS ENDED
MARCH 31, 1999    MARCH 31, 2000
--------------    --------------
     2.01              1.82

                                USE OF PROCEEDS

     Unless otherwise stated in a pricing supplement, we intend to use the net proceeds from the sale of the notes to repay outstanding indebtedness and for working capital and general corporate purposes, including the purchase of servicing rights.

                            DESCRIPTION OF THE NOTES

     The notes will be issued under an indenture, dated as of May 15, 1997, between HomeSide and The Bank of New York, as trustee, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The terms of the notes include those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The following summary of the material provisions of the notes and of the indenture is not complete and is qualified in its entirety by reference to the indenture and the notes.

     The following description of notes will apply unless otherwise stated in a pricing supplement.

TERMS OF THE NOTES

     The notes will be unsecured general obligations of HomeSide and will rank equally with all other unsecured and unsubordinated indebtedness of HomeSide. However, the notes will be effectively subordinated to all present and future secured indebtedness of HomeSide as to its assets which secure the indebtedness, as well as to the claims of creditors of HomeSide's subsidiaries as to the assets of those subsidiaries. Our financing is currently provided under a credit arrangement with the National, our commercial paper program, currently limited to $1.5 billion outstanding at any time, a credit agreement with a syndicate of banks entered into on October 18, 1999, as well as through the sale from time to time of the notes or other debt securities. As of March 31, 2000, we had aggregate outstanding indebtedness of approximately $4.3 billion, consisting of $1.1 billion of notes outstanding under the indenture, $1.4 billion outstanding under HomeSide's credit arrangement with the National and $1.5 billion outstanding under HomeSide's commercial paper program, $230 million in floating rate notes, as well as $23.0 million of secured mortgage indebtedness.

     The indenture does not contain any provisions that would limit HomeSide from incurring indebtedness or from reducing or eliminating its assets, or that would protect the holders of notes in the event of a decline in HomeSide's credit quality or a takeover, recapitalization or highly leveraged or similar transaction, except for those described below under the heading "Consolidation, Merger and Transfer of Assets". In addition, subject to the limitations described under that heading, HomeSide may enter into certain transactions, such as the sale of all or substantially all of its assets or a merger or consolidation, that would increase the amount of HomeSide's indebtedness or reduce or eliminate its assets. This may have an adverse effect on HomeSide's ability to service its indebtedness, including the notes. The bank credit agreement and the indenture of HomeSide International, Inc., HomeSide's parent company, contain covenants that restrict HomeSide's ability to incur indebtedness, but subject to certain conditions, including compliance with certain financial tests specified therein, do not limit the ability of HomeSide to issue notes.

     The notes are currently limited to up to $2,258,000,000 aggregate initial offering price, or the equivalent thereof in one or more foreign currencies including the $850,000,000 of notes already issued and currently outstanding. HomeSide may, without the consent of the holders of the notes, issue notes or other securities under its indenture in addition to the notes offered by this prospectus.

     The notes will be offered on a continuing basis and will mature on a day nine months or more from the date of issue, as specified in a pricing supplement. Interest-bearing notes will bear interest at either fixed or floating rates as specified in the pricing supplement. Notes may be issued at significant discounts from their principal amount payable at stated maturity, or on any date before the stated maturity date on which the principal or an installment of principal of a note becomes due and payable, whether by the declaration of acceleration, call for redemption at the option of HomeSide, repayment at the option of the holder or otherwise (the stated maturity date or such prior date, as the case may be, is referred to as the "Maturity" with respect to the principal of such note repayable on such date). Some notes may not bear interest.

     Interest rates, interest rate formulas and other variable terms of the notes may be changed by HomeSide from time to time, but no change will affect any note already issued or as to which HomeSide has accepted an offer to purchase.

     Unless otherwise indicated in a note and in the applicable pricing supplement, the notes will be denominated in United States dollars, and we will make payments of the principal of, and any premium and interest on, the notes in United States dollars. Each note will be issued in fully registered book-entry form or certificated form, in denominations of $1,000 and integral multiples of $1,000, unless otherwise specified in the applicable pricing supplement. Notes in book-entry form may be transferred or exchanged only through a participating member of The Depository Trust Company, also known as DTC, or any other depository as is identified in a pricing supplement. See "-- Book-Entry Notes". Registration of transfer of notes in certificated form will be made at the corporate trust office of the trustee. There will be no service charge for any registration of transfer or exchange of notes, but HomeSide may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

     HomeSide will make payments of principal of, and any premium and interest on, notes in book-entry form through the trustee to the depository or its nominee. See "-- Book-Entry Notes". Unless otherwise specified in the applicable pricing supplement, a beneficial owner of notes in book-entry form that are denominated in a currency other than United States dollars (a "Specified Currency") electing to receive payments of principal or any premium or interest in that Specified Currency must notify the participant of DTC through which its interest is held on or before the applicable regular record date, in the case of a payment of interest, and on or before the sixteenth day, whether or not a Business Day, as defined below, before its stated maturity, in the case of principal or premium, of the beneficial owner's election to receive all or a portion of any payment in a Specified Currency. The participant must notify the depository of any election on or before the third Business Day after the regular record date. The depository will notify the paying agent of the election on or before the fifth Business Day after the regular record date. If complete instructions are received by the participant and forwarded to the depository, and forwarded by the depository to the paying agent, on or before the relevant dates, the beneficial owner of the notes in book-entry form will receive payments in the Specified Currency.

     In the case of notes in certificated form, HomeSide will make payment of principal or premium, if any, at the Maturity of each note in immediately available funds upon presentation of the note and, in the case of any repayment on an optional repayment date, upon submission of a duly completed election form if and as required by the provisions described below, at the corporate trust office of the trustee in the Borough of Manhattan, The City of New York, or at any other place as HomeSide may designate. HomeSide will pay interest due at Maturity to the person to whom payment of the principal of the note in certificated form will be made. HomeSide will pay interest due on notes in certificated form other than at Maturity at the corporate trust office of the trustee or, at the option of HomeSide, by check mailed to the address of the person entitled to receive payment as the address shall appear in the security register. However, a holder of $10,000,000 or more, or if the Specified Currency is other than United States dollars, the equivalent thereof in such Specified Currency, in aggregate principal amount of notes in certificated form, whether having identical or different terms and provisions, having the same interest payment dates will, at the option of HomeSide, be entitled to receive interest payments, other than at Maturity, by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by the trustee not less than 15 days before the interest payment date. Any wire instructions received by the trustee shall remain in effect until revoked by the holder.

     "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York; provided, however, that, with respect to non-United States dollar-denominated notes, the day is also not a day on which commercial banks are authorized or required by law, regulation or executive order to close in the Principal Financial Center, as defined below, of the country issuing the Specified Currency or, if the Specified Currency is Euro, the day is also a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) System is open; provided, further, that, with respect to notes as to which LIBOR is an applicable Interest Rate Basis, the day is also a London Business

Day. "London Business Day" means a day on which commercial banks are open for business, including dealings in the Designated LIBOR Currency, as defined below, in London.

     "Principal Financial Center" means, unless otherwise specified in the applicable pricing supplement,

     (1) the capital city of the country issuing the Specified Currency, except that with respect to United States dollars, Australian dollars, Canadian dollars, Deutsche marks, Dutch guilders, Italian lire, South African rand and Swiss francs, the "Principal Financial Center" will be The City of New York, Sydney and Melbourne, Toronto, Frankfurt, Amsterdam, Milan, Johannesburg and Zurich, respectively, or

     (2) the capital city of the country to which the Designated LIBOR Currency relates, except that with respect to United States dollars, Australian dollars, Canadian dollars, Deutsche marks, Dutch guilders, Italian lire, Portuguese escudos, South African rand and Swiss francs, the "Principal Financial Center" will be The City of New York, Sydney, Toronto, Frankfurt, Amsterdam, Milan, Johannesburg and Zurich, respectively.

TRANSACTION AMOUNT

     Interest rates offered by HomeSide with respect to the notes may differ depending upon, among other things, the aggregate principal amount of notes purchased in any transaction. HomeSide may offer notes with similar variable terms but different interest rates concurrently at any time. HomeSide may also concurrently offer notes having different variable terms to different investors.

REDEMPTION AT THE OPTION OF HOMESIDE

     The notes will not be subject to any sinking fund. HomeSide may redeem the notes at its option before their stated maturity only if an initial redemption date is specified in the notes and in the pricing supplement. If so indicated in the pricing supplement, HomeSide may redeem the notes at its option on any date on and after the initial redemption date specified in the pricing supplement. On and after the initial redemption date, if any, HomeSide may redeem the related note at any time in whole or from time to time in part at its option at the redemption price referred to below together with interest on the principal of the note payable to the redemption date, on notice given not more than 60 nor less than 30 days before the redemption date. HomeSide will redeem the notes in increments of $1,000, provided that any remaining principal amount will be an authorized denomination of the note. The redemption price with respect to a note will initially mean the initial redemption percentage of the principal amount of the note to be redeemed specified in the pricing supplement and shall decline at each anniversary of the initial redemption date by a percentage specified in the pricing supplement, of the principal amount to be redeemed until the redemption price is 100% of the principal amount.

REPAYMENT AT THE OPTION OF THE HOLDER

     If so indicated in a pricing supplement, HomeSide will repay the notes in whole or in part at the option of the holders of the notes on any optional repayment date specified in the pricing supplement. If no optional repayment date is indicated with respect to a note, it will not be repayable at the option of the holder before its stated maturity. Any repayment in part will be in an amount equal to $1,000 or integral multiples of $1,000, provided that any remaining principal amount will be an authorized denomination of the note. The repurchase price for any note so repurchased will be 100% of the principal amount to be repaid, together with interest on the principal of the note payable to the date of repayment. HomeSide's ability to redeem the notes at the option of the holders at any time is subject to the availability to HomeSide of funding sources at the time, including its existing credit facilities and any refinancing or extension. Financial markets conditions and HomeSide's value and performance at the time are among the factors that may affect HomeSide's ability to refinance the notes or other credit facilities.

     For any note to be repaid, the trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, The City of New York, currently the corporate trust office of the trustee, not more than 60 nor less than 30 days before the optional repayment date:

     - in the case of a note in certificated form, the note and the form entitled "Option to Elect Repayment" duly completed, or

     - in the case of a note in book-entry form, instructions to that effect from the beneficial owner of the notes to the depository and forwarded by the depository.

Notices of elections from a holder to exercise the repayment option must be received by the trustee by 5:00 p.m., New York City time, on the last day for the giving of notice. Exercise of the repayment option by the holder of a note will be irrevocable.

     Only the depository may exercise the repayment option in respect of global securities representing notes in book-entry form. Accordingly, beneficial owners of global securities that desire to have all or any portion of the notes in book-entry form represented by global securities repaid must instruct the participant through which they own their interest to direct the depository to exercise the repayment option on their behalf by forwarding the repayment instructions to the trustee as discussed above. In order to ensure that the instructions are received by the trustee on a particular day, the beneficial owner must so instruct the participant through which it owns its interest before that participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners of notes in book-entry form should consult the participants through which they own their interest for the respective deadlines. All instructions given to participants from beneficial owners of notes in book-entry form relating to the option to elect repayment will be irrevocable. In addition, at the time instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the global security or securities representing the related notes in book-entry form, on the depository's records, to the trustee. See "-- Book-Entry Notes".

     If applicable, HomeSide will comply with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder and any other securities laws or regulations in connection with any repayment at the option of the holder.

     HomeSide may at any time purchase notes at any price or prices in the open market or otherwise. Notes so purchased by HomeSide may, at the discretion of HomeSide, be held, resold or surrendered to the trustee for cancellation.

INTEREST

     Each interest-bearing note will bear interest from the date of issue at the rate per annum or, in the case of a floating rate note, pursuant to the interest rate formula stated in the note and in the pricing supplement until the principal of the note is paid or made available for payment. Interest will be payable in arrears on each interest payment date specified in the pricing supplement on which an installment of interest is due and payable and at Maturity. The first payment of interest on any note originally issued between a regular record date and the related interest payment date will be made on the interest payment date immediately following the next succeeding regular record date to the registered holder on the next succeeding regular record date. The regular record date will be the fifteenth calendar day, whether or not a Business Day, immediately preceding the related interest payment date.

  Fixed Rate Notes

     Each fixed rate note will bear interest from, and including, the date of issue, at the rate per annum stated on the face of the note until the principal amount of the note is paid or made available for payment. Interest payments on fixed rate notes will equal the amount of interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or from and including the date of issue, if no interest has been paid with respect to the fixed rate notes, to, but excluding, the related interest payment date or Maturity, as the case may be. Interest on fixed rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

     Interest on fixed rate notes generally will be payable semiannually on June 30 and December 31 of each year and at Maturity. If any interest payment date or the Maturity of a fixed rate note falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the payment was due, and no interest will accrue on the amount payable for the period from and after the interest payment date or Maturity, as the case may be.

  Floating Rate Notes

     Interest on floating rate notes will be determined by reference to the applicable Interest Rate Basis or Interest Rate Bases, which may be one or more of:

     - the CD Rate,

     - the CMT Rate,

     - the Commercial Paper Rate,

     - the Eleventh District Cost of Funds Rate,

     - the Federal Funds Rate,

     - LIBOR,

     - the Prime Rate,

     - the Treasury Rate, or

     - any other Interest Rate Basis or interest rate formula that is specified in the pricing supplement.

     A floating rate note may bear interest with respect to two or more Interest Rate Bases.

     TERMS. Each pricing supplement will specify the terms of the floating rate note being delivered, including:

     - whether the floating rate note is

        - a "Regular Floating Rate Note",

        - a "Floating Rate/Fixed Rate Note", or

        - an "Inverse Floating Rate Note",

        - the Fixed Rate Commencement Date, if applicable, or the Fixed Interest Rate, if applicable,

        - the Interest Rate Basis or Bases,

        - the Initial Interest Rate,

        - the Interest Reset Dates,

        - the interest payment dates,

        - the period to maturity of the instrument or obligation with respect to which the Interest Rate Basis or Bases will be calculated (the "Index Maturity"),

        - the Maximum Interest Rate and Minimum Interest Rate, if any,

        - the number of basis points to be added to or subtracted from the related Interest Rate Basis or Bases (the "Spread"),

        - the percentage of the related Interest Rate Basis or Bases by which the Interest Rate Basis or Bases will be multiplied to determine the applicable interest rate (the "Spread Multiplier"),

        - if one or more of the specified Interest Rate Bases is LIBOR, the Designated LIBOR Currency and the Designated LIBOR Page, and

        - if one or more of the specified Interest Rate Bases is the CMT Rate, the Designated CMT Telerate Page and Designated CMT Maturity Index.

     The interest rate borne by the floating rate notes will be determined as follows:

     Regular Floating Rate Notes. Unless a floating rate note is designated as a Floating Rate/Fixed Rate Note, an Inverse Floating Rate Note or as having an Addendum attached or as having "Other Provisions" apply relating to a different interest rate formula, it will be a "Regular Floating Rate Note" and, except as described below or in a pricing supplement, will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases:

     - plus or minus the Spread, if any, and/or

     - multiplied by the Spread Multiplier, if any.

Commencing on the first Interest Reset Date, the rate at which interest on the Regular Floating Rate Note will be payable will be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period from the date of issue to the first Interest Reset Date will be the Initial Interest Rate.

     Floating Rate/Fixed Rate Notes. If a floating rate note is designated as a "Floating Rate/Fixed Rate Note", then, except as described below or in a pricing supplement, it will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases:

     - plus or minus the Spread, if any, and/or

     - multiplied by the Spread Multiplier, if any.

     Commencing on the first Interest Reset Date, the rate at which interest on the Floating Rate/Fixed Rate Note will be payable will be reset as of each Interest Reset Date; provided, however, that:

     - the interest rate in effect for the period from the date of issue to the first Interest Reset Date will be the Initial Interest Rate, and

     - the interest rate in effect commencing on the date on which interest begins to accrue on a fixed rate basis to Maturity will be the Fixed Interest Rate, if the rate is specified in the pricing supplement, or if no Fixed Interest Rate is specified, the interest rate in effect on the Floating Rate/Fixed Rate Note on the day immediately preceding the date on which interest begins to accrue on a fixed rate basis.

     Inverse Floating Rate Notes. If a floating rate note is designated as an "Inverse Floating Rate Note", except as described below, it will bear interest equal to the Fixed Interest Rate specified in the related pricing supplement minus the rate determined by reference to the applicable Interest Rate Basis or
Bases:

     - plus or minus the Spread, if any, and/or

     - multiplied by the Spread Multiplier, if any;

provided, however, that the interest rate on the Inverse Floating Rate Note will not be less than zero percent. Commencing on the first Interest Reset Date, the rate at which interest on the Inverse Floating Rate Note is payable will be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period from the date of issue to the first Interest Reset Date will be the Initial Interest Rate.

     Each Interest Rate Basis shall be the rate determined in accordance with the provisions below. Except as set forth above or in a pricing supplement, the interest rate in effect on each day will be:

     - if the day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or

     - if the day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date.

     Interest Reset Dates. The pricing supplement will specify whether the interest rate on the related floating rate note will reset daily, weekly, monthly, quarterly, semi-annually, annually and the dates on which the interest rate on the related floating rate note will be reset (each, an "Interest Reset Date"). The Interest Reset Date will be, in the case of floating rate notes which reset:

     - daily -- each Business Day;

     - weekly -- the Wednesday of each week, with the exception of weekly reset Floating Rate Notes as to which the Treasury Rate is an applicable Interest Rate Basis, which will reset the Tuesday of each week, except as described below;

     - monthly -- the third Wednesday of each month, with the exception of monthly reset Floating Rate Notes as to which the Eleventh District Cost of Funds Rate is an applicable Interest Rate Basis, which will reset on the first calendar day of the month;

     - quarterly -- the third Wednesday of March, June, September and December of each year;

     - semiannually -- the third Wednesday of the two months specified in the pricing supplement; and

     - annually -- the third Wednesday of the month specified in the pricing supplement;

provided, however, that with respect to Floating Rate/Fixed Rate Notes, the rate of interest will not reset after the date on which interest on a fixed rate basis begins to accrue.

     If any Interest Reset Date for any floating rate note would otherwise be a day that is not a Business Day, the Interest Reset Date will be postponed to the next succeeding day that is a Business Day, except that in the case of a floating rate note as to which LIBOR is an applicable Interest Rate Basis, if the Business Day falls in the next succeeding calendar month, then the Interest Reset Date will be the immediately preceding Business Day. In addition, in the case of a Floating Rate Note as to which the Treasury Rate is an applicable Interest Rate Basis, if the Interest Determination Date would otherwise fall on an Interest Reset Date, the particular Interest Reset Date will be postponed to the next succeeding Business Day.

     Maximum and Minimum Interest Rates. A floating rate note may have either or both of the following:

     - a maximum numerical limitation, or ceiling, on the rate at which interest may accrue during any interest period (a "Maximum Interest Rate"), and

     - a minimum numerical limitation, or floor, on the rate at which interest may accrue during any period (a "Minimum Interest Rate").

     The indenture is, and any notes issued under the indenture will be, governed by and construed in accordance with the laws of the State of New York. In addition to any Maximum Interest Rate that may apply to any floating rate note, the interest rate will in no event be higher than the maximum rate permitted by New York law. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to securities in which $2,500,000 or more has been invested. While HomeSide believes that New York law would be given effect by a state or federal court sitting outside of New York, state laws frequently regulate the amount of interest that may be charged to and paid by a borrower, including, in some cases, corporate borrowers. It is suggested that prospective investors consult their personal advisors with respect to the applicability of these laws. HomeSide has agreed for the benefit of the beneficial owners of the notes, to the extent permitted by law, not to claim voluntarily the benefits of any laws concerning usurious rates of interest against a beneficial owner of the notes.

     Interest Payments. Each pricing supplement will specify the dates on which interest will be payable. Each floating rate note will bear interest from the date of issue at the rates specified in the floating rate note until the principal of the note is paid or otherwise made available for payment. Except as provided below or in the pricing supplement, the interest payment dates with respect to floating rate notes will be, in the case of floating rate notes which reset:

     - daily, weekly or monthly -- the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the pricing supplement;

     - quarterly -- the third Wednesday of March, June, September and December of each year;

     - semiannually -- the third Wednesday of the two months of each year specified in the pricing supplement;

     - annually -- the third Wednesday of the month of each year specified in the pricing supplement; and

     - at Maturity.

     If any interest payment date for any floating rate note, other than an interest payment date at Maturity, would otherwise be a day that is not a Business Day, the interest payment date will be postponed to the next succeeding day that is a Business Day, except that in the case of a floating rate note as to which LIBOR is an applicable Interest Rate Basis, if the Business Day falls in the next succeeding calendar month, the interest payment date will be the immediately preceding Business Day. If the Maturity of a floating rate note falls on a day that is not a Business Day, the payment of principal, premium, if any, and interest will be made on the next succeeding Business Day, and no interest on the payment will accrue for the period from and after the Maturity.

     All percentages resulting from any calculation on floating rate notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards. For example, 9.876545%, or .09876545, would be rounded to 9.87655%, or .0987655. All dollar amounts used in or resulting from any calculation on floating rate notes will be rounded to the nearest cent with one-half cent being rounded upward.

     Interest payments on floating rate notes will equal the amount of interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or from and including the date of issue, if no interest has been paid, to but excluding the related interest payment date or Maturity.

     With respect to each floating rate note, accrued interest is calculated by multiplying its principal amount by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period for which accrued interest is being calculated.

     - In the case of notes for which the Interest Rate Basis is the CD Rate, the Commercial Paper Rate, the Eleventh District Cost of Funds Rate, the Federal Funds Rate, LIBOR or the Prime Rate, the interest factor for each day will be computed by dividing the interest rate applicable to each day by 360.

     - In the case of notes for which the Interest Rate Basis is the CMT Rate or the Treasury Rate, the interest factor for each day will be computed by dividing the interest rate applicable to each day by the actual number of days in the year.

     - The interest factor for notes for which the interest rate is calculated with reference to two or more Interest Rate Bases will be calculated in each period in the same manner as if only the applicable Interest Rate Bases specified in the pricing supplement applied.

     Interest Determination Dates. The interest rate applicable to each interest reset period commencing on the Interest Reset Date with respect to that interest reset period will be determined by the Calculation Agent and calculated on or prior to the Calculation Date, as defined below, except with respect to LIBOR and the Eleventh District Costs of Funds Rate, which will be calculated on the Interest Determination Date.

     - The Interest Determination Date with respect to the Federal Funds Rate and the Prime Rate will be the Business Day preceding each Interest Reset Date for the related note.

     - The Interest Determination Date with respect to the CD Rate, the CMT Rate and the Commercial Paper Rate will be the second Business Day preceding each Interest Reset Date for the related note.

     - The Interest Determination Date with respect to the Eleventh District Cost of Funds Rate will be the last working day of the month immediately preceding each Interest Reset Date on which the Federal Home Loan Bank of San Francisco publishes the Index, as defined below.

     - The Interest Determination Date with respect to LIBOR will be the second London Business Day preceding each Interest Reset Date, unless the Designated LIBOR Currency is in British pounds sterling, in which case the Interest Determinate Date will be the Interest Reset Date.

     - The Interest Determination Date with respect to the Treasury Rate will be the day in the week in which the related Interest Reset Date falls on which day Treasury Bills, as defined below, are normally auctioned. Treasury Bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that the auction may be held on the preceding Friday; provided, however, that if an auction is held on the Friday of the week preceding the related Interest Reset Date, the related Interest Determination Date will be the preceding Friday; and provided, further, that if an auction falls on any Interest Reset Date, then the related Interest Reset Date will instead be the first Business Day following the auction.

     - The Interest Determination Date pertaining to a floating rate note the interest rate of which is determined with reference to two or more Interest Rate Bases will be the latest Business Day which is at least two Business Days before the Interest Reset Date for the floating rate note on which each Interest Reset Basis is determinable. Each Interest Rate Basis will be determined on the Interest Determination Date, and the interest rate will take effect on the related Interest Reset Date.

     Calculation Date. The Bank of New York is the calculation agent. Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next Interest Reset Date with respect to that floating rate note. The calculation date, if applicable, pertaining to any Interest Determination Date will be the earlier of:

     - the tenth calendar day after the Interest Determination Date, or, if the tenth calendar day is not a Business Day, the next succeeding Business Day or

     - the Business Day preceding the Interest Payment Date or Maturity, as the case may be.

     The calculation agent will determine each Interest Rate Basis in accordance with the following provisions, unless otherwise specified by a pricing supplement.

     CD RATE. CD Rate Notes will bear interest at the rates, calculated with reference to the CD Rate and the Spread and/or Spread Multiplier, if any, specified in the CD Rate Notes and in any pricing supplement.

     "CD Rate" means:

     (1) the rate on the Interest Determination Date for negotiable United States dollar certificates of deposit having the Index Maturity specified in the pricing supplement published in H.15(519) (as defined below) under the heading "CDs (secondary market)", or

     (2) if the rate referred to in clause (1) above is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the Interest Determination Date for negotiable United States dollar certificates of deposit of the Index Maturity specified in the pricing supplement as published in H.15 Daily Update (as defined below), or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "CDs (secondary market)" , or

     (3) if the rate referred to in clause (2) is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the Interest Determination Date calculated by the calculation agent as the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on the Interest Determination Date, of three leading non-bank dealers in negotiable United States dollar certificates of deposit in The City of New York, which may include the agents or their affiliates, selected by the calculation agent for negotiable United States dollar certificates of deposit of major United States money center banks for negotiable certificates of deposit with a remaining maturity closest to the Index Maturity specified in the pricing supplement in an amount that is representative for a single transaction in that market at that time, provided, however

     (4) if the dealers selected by the calculation agent are not quoting as mentioned in clause (3) above, the CD Rate in effect on the Interest Determination Date.

     "H.15(519)" means the weekly statistical release designated as H.15(519), or any successor publication, published by the Board of Governors of the Federal Reserve System.

     "H.15 Daily Update" means the daily update of H.15(519), available through the world-wide-web site of the Board of Governors of the Federal Reserve System at http://www.bog.frb.fed.us/releases/hl5/update, or any successor site or publication.

     CMT RATE. CMT Rate Notes will bear interest at the rates, calculated with reference to the CMT Rate and the Spread and/or Spread Multiplier, if any, specified in the CMT Rate Notes and in any pricing supplement.

     "CMT Rate" means:

     (1) the rate displayed on the Designated CMT Telerate Page under the caption ". . . Treasury Constant Maturities . . . Federal Reserve Board Release H.15 . . . Mondays Approximately 3:45 P.M.", under the column for the Designated CMT Maturity Index for:

        (a) if the Designated CMT Telerate Page is 7051, the rate on the Interest Determination Date, and

        (b) if the Designated CMT Telerate Page is 7052, the weekly or the monthly average, as specified in the pricing supplement, for the week or the month, as applicable, ended immediately preceding the week or the month, as applicable, in which the related Interest Determination Date falls, or

     (2) if the rate referred to in clause (1) is no longer displayed on the relevant page or is not so displayed by 3:00 P.M., New York City time, on the related calculation date, the treasury constant maturity rate for the Designated CMT Maturity Index published in H.15(519), or

     (3) if the rate referred to in clause (2) is no longer published or is not published by 3:00 P.M., New York City time, on the related calculation date, the treasury constant maturity rate for the Designated CMT Maturity Index, or other United States Treasury rate for the Designated CMT Maturity Index, for the Interest Determination Date with respect to the Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the calculation agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in H.15(519), or

     (4) if the rate referred to in clause (3) is not so published by 3:00 P.M., New York City time, on the calculation date, the rate on the Interest Determination Date calculated by the calculation agent as a yield to maturity, based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 P.M., New York City time, on the Interest Determination Date reported, according to their written records, by three leading primary United States government securities dealers in The City of New York, which may include the agents or their affiliates (each, a "Reference Dealer"), selected by the calculation agent from five Reference Dealers selected by the calculation agent after eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury Notes") with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than the Designated CMT Maturity Index minus one year, or

     (5) if the calculation agent is unable to obtain three Treasury Note quotations as referred to in clause (4), the rate on the Interest Determination Date calculated by the calculation agent as a yield to maturity based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 P.M., New York City time, on the Interest Determination Date of three Reference Dealers in The City of New York selected by the calculation agent from five Reference Dealers selected by the calculation agent after eliminating the highest quotation or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least $100 million, or

     (6) if three or four and not five Reference Dealers are quoting as referred to in clause (5) above, the rate will be calculated by the calculation agent as the arithmetic mean of the offered rates obtained and neither the highest nor the lowest of quotes will be eliminated, provided, however

     (7) if fewer than three Reference Dealers selected by the calculation agent are quoting as mentioned in clause (6), the CMT Rate in effect on the Interest Determination Date.

     If two Treasury Notes with an original maturity as described in clause (6) have remaining terms to maturity equally close to the Designated CMT Maturity Index, the calculation agent will obtain quotations for the Treasury Notes with the shorter remaining term to maturity.

     "Designated CMT Telerate Page" means the display on Bridge Telerate, Inc. or any successor service on the page specified in the pricing supplement or any other page as may replace the specified page on that service for the purpose of displaying Treasury Constant Maturities as reported in H.15(519), or, if no page is specified in the pricing supplement, page 7052.

     "Designated CMT Maturity Index" means the original period to maturity of the U.S. Treasury securities, either 1, 2, 3, 5, 7, 10, 20 or 30 years, specified in the pricing supplement with respect to which the CMT Rate will be calculated or, if no maturity is specified in the pricing supplement, 2 years.

     COMMERCIAL PAPER RATE. Commercial Paper Rate Notes will bear interest at the rates, calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any, specified in the Commercial Paper Rate Notes and in any pricing supplement.

     "Commercial Paper Rate" means:

     (1) the Money Market Yield (as defined below) on the Interest Determination Date of the rate for commercial paper having the Index Maturity specified in the pricing supplement published in H.15(519) under the caption "Commercial Paper-Nonfinancial", or

     (2) if the rate described in clause (1) is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the Interest Determination Date for commercial paper having the Index Maturity specified in the pricing supplement published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "Commercial Paper-Nonfinancial", or

     (3) if the rates referred to in clauses (1) and (2) are not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the Interest Determination Date calculated by the calculation agent as the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00 A.M., New York City time, on the Interest Determination Date of three leading dealers of United States dollar commercial paper in The City of New York, which may include the agents and their affiliates, selected by the calculation agent for commercial paper having the Index Maturity specified in the pricing supplement placed for industrial issuers whose bond rating is "Aa", or the equivalent, from a nationally recognized statistical rating organization; provided however

     (4) if the dealers selected by the calculation agent are not quoting as mentioned in clause (3), the Commercial Paper Rate in effect on the Interest Determination Date.

     "Money Market Yield" means a yield calculated in accordance with the following formula and expressed as a percentage:

                                            D x 360
                     Money Market Yield = ------------- x 100
                                          360 - (D x M)

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the interest period for which interest is being calculated.

     ELEVENTH DISTRICT COST OF FUNDS RATE. Eleventh District Cost of Funds Rate Notes will bear interest at the rates, calculated with reference to the Eleventh District Cost of Funds Rate and the Spread and/or Spread Multiplier, if any, specified in the Eleventh District Cost of Funds Rate Notes and in any pricing supplement.

     "Eleventh District Cost of Funds Rate" means:

     (1) the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which the Interest Determination Date falls as set forth under the caption "11th District" on the display on Bridge Telerate, Inc. or any successor service on page 7058 or any other page as may replace the specified page on that service ("Telerate Page 7058") as of 11:00 A.M., San Francisco time, on the Interest Determination Date, or

     (2) if the rate referred to in clause (1) does not appear on Telerate Page 7058 on the related Interest Determination Date, the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced (the "Index") by the Federal Home Loan Bank of San Francisco as the cost of funds for the calendar month immediately preceding the Interest Determination Date, or

     (3) if the Federal Home Loan Bank of San Francisco fails to announce the Index on or before the Interest Determination Date for the calendar month immediately preceding the Interest Determination Date, the Eleventh District Cost of Funds Rate in effect on the Interest Determination Date.

     FEDERAL FUNDS RATE. Federal Funds Rate Notes will bear interest at the rates, calculated with reference to the Federal Funds Rate and the Spread and/or Spread Multiplier, if any, specified in the Federal Funds Rate Notes and in any pricing supplement.

     "Federal Funds Rate" means:

     (1) the rate on the Interest Determination Date for United States dollar federal funds as published in H.15(519) under the heading "Federal Funds (Effective)", as displayed on Bridge Telerate, Inc. or any successor service on page 120 or any other page as may replace the applicable page on that service ("Telerate Page 120"), or

     (2) if the rate referred to in clause (1) does not appear on Telerate Page 120 or is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the Interest Determination Date for United States dollar federal funds published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "Federal Funds/Effective Rate", or

     (3) if the rates referred to in clauses (1) and (2) are not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the Interest Determination Date calculated by the calculation agent as the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of United States dollar federal funds transactions in The City of New York, which may include the agents or their affiliates, selected by the calculation agent before 9:00 A.M., New York City time, on the Interest Determination Date, provided, however

     (4) if the brokers selected by the calculation agent are not quoting as mentioned in clause (3), the Federal Funds Rate in effect on the Interest Determination Date.

     LIBOR. LIBOR Notes will bear interest at the rates, calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any, specified in the LIBOR Notes and in any pricing supplement.

     "LIBOR" means:

     (1) if "LIBOR Telerate" is specified in the pricing supplement or if neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the pricing supplement as the method for calculating LIBOR, LIBOR will be the rate for deposits in the Designated LIBOR Currency, as defined below, having the Index Maturity specified in the pricing supplement, commencing on the Interest Reset Date that appears on the Designated LIBOR Page (as provided below) as of 11:00 A.M., London time, on the Interest Determination Date, or

     (2) if "LIBOR Reuters" is specified in the pricing supplement, LIBOR will be the arithmetic mean of the offered rates for deposits in the Designated LIBOR Currency having the Index Maturity specified in the pricing supplement, commencing on the applicable Interest Reset Date that appear on the Designated LIBOR Page as of 11:00 A.M., London time, on the Interest Determination Date. If the Designated LIBOR Page by its terms provides only for a single rate, then the single rate will be used, or

     (3) with respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the designated LIBOR Page as specified in clauses (1) and (2), respectively, the rate calculated by the calculation agent as the arithmetic mean of at least two quotations obtained by the calculation agent after requesting the principal London offices of each of four major reference banks, which may include affiliates of the agents, in the London interbank market to provide the calculation agent with its offered quotation for deposits in the Designated LIBOR Currency for the period of the Index Maturity specified in the pricing supplement, commencing on the applicable Interest Reset Date, prime banks in the London interbank market at approximately 11:00 A.M., London time, on the Interest Determination Date and in a principal amount that is representative for a single transaction in the applicable Designated LIBOR Currency in that market at that time, or

     (4) if fewer than two quotations referred to in clause (3) are so provided, the rate on the Interest Determination Date calculated by the calculation agent as the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center(s), on the Interest Determination Date by three major banks, which may include affiliates of the agents, in the applicable Principal Financial Center selected by the calculation agent for loans in the LIBOR Currency to leading European banks, having the Index Maturity specified designated in the pricing supplement and in a principal amount that is representative for a single transaction in the applicable Designated LIBOR Currency in that market at that time, provided, however

     (5) if the banks so selected by the calculation agent are not quoting as mentioned in clause (4), the LIBOR in effect on the Interest Determination Date.

     "Designated LIBOR Currency" means the currency specified in the pricing supplement as to which LIBOR will be calculated or, if no currency is specified in the pricing supplement, United States dollars.

     "Designated LIBOR Page" means either:

     - if "LIBOR Telerate" is designated in the pricing supplement or neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the pricing supplement as the method for calculating LIBOR, the display on Bridge Telerate, Inc. or any successor service on the page specified in the pricing supplement or any page as may replace the specified page on that service for the purpose of displaying the London interbank rates of major banks for the Designated LIBOR Currency, or

     - if "LIBOR Reuters" is specified in the pricing supplement, the display on the Reuter Monitor Money Rates Service or any successor service on the page specified in the pricing supplement or any other page as may replace the specified page on that service for the purpose of displaying the London interbank rates of major banks for the Designated LIBOR Currency.

     PRIME RATE. Prime Rate Notes will bear interest at the rates, calculated with reference to the Prime Rate and the Spread and/or Spread Multiplier, if any, specified in the Prime Rate Notes and any pricing supplement.

     "Prime Rate" means:

     (1) the rate on the Interest Determination Date as published in H.15(519) under the heading "Bank Prime Loan", or

     (2) if the rate referred to in clause (1) is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the Interest Determination Date published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying the applicable rate under the caption "Bank Prime Loan", or

     (3) if the rates referred to in clauses (1) and (2) are not so published by 3:00 P.M., New York City time, on the related calculation date, the rate calculated by the calculation agent as the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen US PRIME 1 Page (as defined below) as the particular bank's prime rate or base lending rate as of 11:00 A.M., New York City time, on the Interest Determination Date, or

     (4) if fewer than four rates described in clause (3) by 3:00 P.M., New York City time, on the related calculation date as shown on Reuters Screen US PRIME 1, the rate on the Interest Determination Date calculated by the calculation agent as the arithmetic mean of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on the Interest Determination Date by three major banks, which may include affiliates of the agents, in The City of New York selected by the calculation agent, provided, however

     (5) if the banks selected by the calculation agent are not quoting as mentioned in clause (4), the Prime Rate in effect on the Interest Determination Date.

     "Reuters Screen US PRIME 1 Page" means the display on the Reuter Monitor Money Rates Service or any successor service on the "US PRIME 1" Page 5 or other page as may replace the US PRIME 1 Page on such service, for the purpose of displaying prime rates or base lending rates of major United States banks.

     TREASURY RATE. Treasury Rate Notes will bear interest at the rates, calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any, specified in the Treasury Rate Notes and in any pricing supplement.

     "Treasury Rate" means:

     (1) the rate from the auction held on the Interest Determination Date (the "Auction") of direct obligations of the United States ("Treasury Bills") having the Index Maturity specified in the pricing supplement under the caption "INVESTMENT RATE" on the display on Bridge Telerate, Inc. or any successor service on page 56 or any other page as may replace page 56 on that service ("Telerate Page 56") or page 57 or any other page as may replace page 57 on that service ("Telerate Page 57"), or

     (2) If the rate described in clause (1) is not published by 3:00 P.M., New York City time, on the related calculation date, the Bond Equivalent Yield (defined below) of the rate for the applicable Treasury Bills as published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "U.S. Government Securities/Treasury Bills/ Auction High", or

     (3) In the event that the rate referred to in clause (2) is not so published by 3:00 P.M., New York City time, on the related calculation date, the Bond Equivalent Yield of the auction rate of the applicable Treasury Bills announced by the United States Department of the Treasury, or

     (4) in the event that the rate referred to in clause (3) is not announced by the United States Department of the Treasury, or if the Auction is not held, the Bond Equivalent Yield of the rate on the Interest

         Determination Date of Treasury Bills having the Index Maturity specified in the pricing supplement published in H.15(519) under the caption "U.S. Government Securities/Treasury Bills/Secondary Market", or

     (5) if the rate referred to in clause (4) is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the Interest Determination Date of the applicable Treasury Bills as published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "U.S. Government Securities/Treasury Bills/ Secondary Market", or

     (6) if the rates referred to in clause (5) are not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on the Interest Determination Date calculated by the calculation agent as the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on the Interest Determination Date, of three primary United States government securities dealers, which may include the agents or their affiliates, selected by the calculation agent, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the pricing supplement, or

     (7) if the dealers selected by the calculation agent are not quoting as mentioned in clause (6), the rate in effect on the Interest Determination Date.

     "Bond Equivalent Yield" means a yield calculated in accordance with the following formula and expressed as a percentage:

                                             D x N
                 Bond Equivalent Yield = --------------- x 100
                                          360 - (D x M)

where "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the interest period for which interest is being calculated.

OTHER PROVISIONS; ADDENDA

     Any provisions with respect to an issue of notes, including the determination of one or more Interest Rate Bases, the specification of one or more Interest Rate Bases, the calculation of the interest rate applicable to a floating rate note, the interest payment dates, the stated maturity date, any redemption or repayment provisions or any other matter relating to the notes may be modified by the terms as specified under "Other Provisions" on the face of the notes or in an Addendum relating to the notes, if so specified on the face of the notes and in the pricing supplement.

ORIGINAL ISSUE DISCOUNT NOTES

     HomeSide may from time to time offer notes at a price less than their redemption price at Maturity, resulting in the notes being treated as if they were issued with original issue discount for federal income tax purposes ("Original Issue Discount Notes"). Original Issue Discount Notes may currently pay no interest or interest at a rate which at the time of issuance is below market rates. Additional considerations relating to any Original Issue Discount Notes will be described in the pricing supplement.

AMORTIZING NOTES

     HomeSide may from time to time offer notes ("Amortizing Notes"), with amounts of principal and interest payable in installments over the term of the notes. Interest on each Amortizing Note will be computed on the basis of a 360-day year of twelve 30-day months. Payments with respect to Amortizing Notes will be applied first to interest due and payable on the Amortizing Notes and then to the reduction of the unpaid principal amount of the Amortizing Notes. Further information concerning additional terms and conditions of any issue of Amortizing Notes will be provided in the pricing supplement. A table setting forth repayment information in respect of each Amortizing Note will be included in the note and the pricing supplement.

INDEXED NOTES

     HomeSide may from time to time offer notes ("Indexed Notes") the principal value of which at Maturity will be determined by reference to:

     (a) one or more equity or debt securities, including, but not limited to, the price or yield of such securities,

     (b) any statistical measure of economic or financial performance, including, but not limited to, any currency, consumer price or mortgage index, or

     (c) the price or value of any commodity or any other item or index or any combination,

(collectively, the "Indexed Securities"). The payment or delivery of any consideration on any Indexed Note at Maturity will be determined by the decrease or increase, as applicable, in the price or value of the Indexed Securities. The terms of and any additional considerations, including any material tax consequences, relating to any Indexed Notes will be described in the pricing supplement. See also "Risk Factors."

BOOK-ENTRY NOTES

     HomeSide has established a depository arrangement with the depository with respect to the book-entry notes, the terms of which are summarized below. Any additional or differing terms of the depositary arrangement with respect to the book-entry notes will be described in the applicable pricing supplement.

  Description of the Global Securities

     Upon issuance, all notes in book-entry form having the same date of issue, Maturity and otherwise having identical terms and provisions will be represented by one or more fully registered global notes (the "Global Notes"). Each Global Note will be deposited with, or on behalf of, The Depository Trust Company as depository registered in the name of the depository or a nominee of the depository. Unless and until it is exchanged in whole or in part for notes in certificated form, no Global Note may be transferred except as a whole by the depository to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any such nominee to a successor of the depository or a nominee of the successor.

  DTC Procedures

     The following is based on information furnished by the depository:

     The depository will act as securities depository for the notes in book-entry form. The notes in book-entry form will be issued as fully registered securities registered in the name of Cede & Co., the depository's partnership nominee. One fully registered Global Note will be issued for each issue of notes in book-entry form, each in the aggregate principal amount of the issue, and will be deposited with the depository. If, however, the aggregate principal amount of any issue exceeds $400,000,000, one Global Note will be issued with respect to each $400,000,000 of principal amount and an additional Global Note will be issued with respect to any remaining principal amount of the issue.

     The depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The depository holds securities that its participants deposit with the depository. The depository also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of the depository include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depository is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depository's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depository and its participants are on file with the SEC.

     Purchases of notes in book-entry form under the depository's system must be made by or through direct participants, which will receive a credit for those notes in book-entry form on the depository's records. The ownership interest of each actual purchaser of each note in book-entry form represented by a Global
Note is, in turn, to be recorded on the records of direct participants and indirect participants. Beneficial owners in book-entry form will not receive written confirmation from the depository of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in a Global Note representing notes in book-entry form are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of a Global Note representing notes in book-entry form will not receive notes in certificated form representing their ownership interests therein, except in the event that use of the book-entry system for the notes in book-entry form is discontinued.

     To facilitate subsequent transfers, all Global Notes representing notes in book-entry form which are deposited with, or on behalf of, the depository are registered in the name of the depository's nominee, Cede & Co. The deposit of Global Notes with, or on behalf of, the depository and their registration in the name of Cede & Co. effect no change in beneficial ownership. The depository has no knowledge of the actual beneficial owners of the Global Notes representing the notes in book-entry form; the depository's records reflect only the identity of the direct participants to whose accounts the notes in book-entry form are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the depository to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither the depository nor Cede & Co. will consent or vote with respect to the Global Notes representing the notes in book-entry form. Under its usual procedures, the depository mails an omnibus proxy to HomeSide as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants, identified in a listing attached to the omnibus proxy, to whose accounts the notes in book-entry form are credited on the applicable record date.

     HomeSide will make principal and any premium and interest payments on the Global Notes representing the notes in book-entry form in immediately available funds to the depository. The depository's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depository's records unless the depository has reason to believe that it will not receive payment on the applicable payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the applicable participant and not of the depository, the trustee or HomeSide, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and any premium and interest to the depository is the responsibility of HomeSide and the trustee, disbursement of payments to direct participants will be the responsibility of the depository, and disbursement of payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

     If applicable, redemption notices shall be sent to Cede & Co. If less than all of the notes in book-entry form of like tenor and terms are being redeemed, the depository's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

     A beneficial owner will give notice of any option to elect to have its notes in book-entry form repaid by HomeSide, through its participant, to the trustee, and will effect delivery of the applicable notes in book-entry form by causing the direct participant to transfer the participant's interest in the Global Note notes in book-entry form, on the depository's records, to the trustee.

     The depository may discontinue providing its services as securities depository with respect to the notes in book-entry form at any time by giving reasonable notice to HomeSide or the trustee. In the event that a successor securities depository is not obtained, notes in certificated form are required to be printed and delivered.

     HomeSide may decide to discontinue use of the system of book-entry transfers through the depository or a successor securities depository. In that event, notes in certificated form will be printed and delivered.

     The laws of some states may require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

     So long as the depository, or its nominee, is the registered owner of a Global Note, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the indenture. Except as provided below, beneficial owners of a Global Note will not be entitled to have the notes represented by a Global Note registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders thereof under the indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the depository and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indenture. HomeSide understands that under existing industry practices, in the event that HomeSide requests any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the indenture, the depository would authorize the participants holding the relevant beneficial interests to give or take the desired action, and the participants would authorize beneficial owners owning through the participants to give or take the desired action or would otherwise act upon the instructions of beneficial owners.

  Exchange for Notes in Certificated Form

     If:

     (a) the depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by HomeSide within 90 days,

     (b) HomeSide executes and delivers to the trustee a company order to the effect that the Global Notes shall be exchangeable, or

     (c) an Event of Default has occurred and is continuing with respect to the notes,

the Global Note or Global Notes will be exchangeable for notes in certificated form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples of $1,000. The certificated notes will be registered in the name or names as the depository instructs the trustee. It is expected that instructions may be based upon directions received by the depository from participants with respect to ownership of beneficial interests in Global Notes.

     The information in this section concerning the depository and the depository's system has been obtained from sources that HomeSide believes to be reliable, but HomeSide takes no responsibility for the accuracy of the information.

CONSOLIDATION, MERGER AND TRANSFER OF ASSETS

     HomeSide may not

     - consolidate with or merge into any person or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any person, or

     - permit any person to consolidate with or merge into HomeSide, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to the Issuer,

unless, among other things,

     - in the case of the first clause above, that person is a corporation or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and expressly assumes the payment of the notes and the performance of HomeSide's obligations under the indenture and the notes, and

     - immediately after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default has occurred and is continuing.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each of the following is an Event of Default with respect to the notes, regardless of the reason for its occurrence:

     - default in the payment of any interest on any note when due, and continuance of the default for 30 days;

     - default in the payment of principal of or any premium on any note, when due;

     - default in the deposit of any sinking fund payment when due;

     - default in the performance or breach of any covenant or warranty of HomeSide contained in the indenture for the benefit of the notes or in the notes, and the continuance of the default or breach for 60 days after written notice has been given;

     - any event of default with respect to any Indebtedness (as defined below) of HomeSide or any of its subsidiaries which results in Indebtedness of more than $25,000,000 in principal amount being accelerated, unless the acceleration is rescinded or annulled within 10 days after written notice has been given;

     - failure of HomeSide or any of its subsidiaries to pay, bond or otherwise discharge within 60 days any uninsured judgment or court order for the payment of more than $25,000,000, unless the judgment or court order is stayed on appeal or is otherwise being appropriately contested in good faith; and

     - certain events in bankruptcy, insolvency or reorganization of HomeSide or any of its subsidiaries.

     The term "Indebtedness" with respect to any person means all of the following, without duplication,

     - any liability of that person:

        - for borrowed money, or under any reimbursement obligation relating to a letter of credit, or

        - evidenced by a bond, note, debenture or similar instrument, or

        - for payment obligations arising under any conditional sale or other title retention arrangement, including a purchase money obligation, given in connection with the acquisition of any businesses, properties or assets of any kind, or

        - for the payment of money relating to a capitalized lease obligation;

        - any liabilities of others of the type described above that the person has guaranteed or that is otherwise its legal liability; and

        - any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to above.

     If an Event of Default, other than an event in bankruptcy, insolvency or reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of all outstanding notes, to be due immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding notes may, in some circumstances, rescind and annul the acceleration. The principal amount of and accrued interest on the notes will become immediately due, without any declaration or other act by the trustee or any holder, upon an Event of Default resulting from an event in bankruptcy, insolvency or reorganization.

     Within 90 days after the occurrence of any event which is, or after notice or lapse of time or both would become, an Event of Default, the trustee must give notice of the default to the holders of the notes unless the default has been cured or waived. However, except in the case of a default in the payment of principal of, or any premium or interest on, or any sinking fund or purchase fund installment with respect to, the notes, the trustee may withhold the notice if the board of directors, the executive committee or a trust committee of directors and/or responsible officers of the trustee in good faith determine that the withholding of notice is in the best interest of the holders of the notes. Moreover, no notice will be given to holders until at least 30 days after the occurrence of an Event of Default resulting from the acceleration of more than $25,000,000 of Indebtedness of HomeSide or any of its subsidiaries.

     If an Event of Default occurs and is continuing, the trustee may, in its discretion, proceed to protect and enforce its rights and the rights of the holders of notes by judicial proceedings. Except for its duty during a default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of notes, unless the holders offer the trustee reasonable indemnity. Subject to the provisions for the indemnification of the trustee, and subject to applicable law and certain other provisions of the indenture and the notes, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

     HomeSide must furnish the trustee annually a statement as to performance by HomeSide of certain of its obligations under the indenture and as to any default in performance. HomeSide must also deliver to the trustee written notice within five days after its occurrence of any Event of Default or any event which, after notice or lapse of time or both, would constitute an Event of Default.

MODIFICATION AND WAIVER

     The indenture may be modified and amended by HomeSide and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes. However, except as otherwise permitted in the indenture, no modification or amendment may, without the consent of the holder of each outstanding note affected:

     - change the Stated Maturity of the principal of, or any premium or installment of interest on, any note,

     - reduce the principal amount of, or the rate (or modify the calculation of the rate) of interest on, or any premium payable upon the redemption of, any note,

     - reduce the amount of the principal of a Discount Note that would be due upon acceleration of Maturity, or the amount provable in bankruptcy,

     - change the redemption provisions of any note or adversely affect the right of repayment at the option of any holder of any note,

     - change the place or currency of payment of the principal of, or any premium or interest on any note,

     - impair the right to institute suit for the enforcement of any payment on any note, reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take certain actions,

     - reduce the requirements for quorum or voting by holders of notes in
       Section 15.4 of the indenture,

     - modify any of the provisions in the indenture regarding the waiver of past defaults and of certain covenants by the holders of notes, except to increase any percentage vote required or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each note affected, or

     - modify any of the above provisions.

     The holders of a majority in aggregate principal amount of the notes may, on behalf of the holders of all notes, waive compliance by HomeSide with certain restrictive provisions of the indenture. The holders of not less than a majority in aggregate principal amount of the outstanding notes may, on behalf of the holders of all notes, waive any past default and its consequences under the indenture with respect to the notes, except a default in the payment of principal of, or any premium or interest on, the notes, or a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each note.

     Without the consent of any holders of notes, HomeSide and the trustee may enter into supplemental indentures for any of the following purposes:

     - to evidence the succession of another Person to HomeSide and the assumption by the successor of the covenants of HomeSide contained in the indenture and in the notes;

     - to add to the covenants of HomeSide, for the benefit of the holders of the notes, or to surrender any right or power of HomeSide;

     - to add any additional Events of Default;

     - to add or change any of the provisions of the indenture to the extent necessary to permit or facilitate the issuance of debt securities in bearer form, which may be registrable as to principal, and with or without interest coupons;

     - to amend or supplement any of the provisions of the indenture or any supplemental indenture, so long as such amendment or supplement does not materially adversely affect the interests of the holders of any notes then outstanding;

     - to establish the form or terms of debt securities, including the notes, of any series;

     - to provide for the acceptance of appointment under the indenture by a successor trustee with respect to one or more series of debt securities issued under the indenture and to add to or change any of the provisions of the indenture necessary to provide for or facilitate the administration of the trusts by more than one trustee;

     - to secure the debt securities including the notes, issued under the indenture;

     - to cure any ambiguity, to correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision of the indenture, or to make any other provisions with respect to matters or questions arising under the indenture which do not adversely affect the interests of the holders of the notes in any material respect; or

     - to modify, eliminate or add to the provisions of the indenture in order to qualify the indenture under the Trust Indenture Act of 1939, as amended, and to add to the indenture such other provisions as may be expressly required under the Trust Indenture Act.

     In determining whether the holders of the requisite principal amount of outstanding notes have given any request, demand, authorization, direction, notice, consent or waiver, or whether a quorum is present at a meeting of holders of the notes,

     - the principal amount of a Discount Note that is deemed to be outstanding is the amount of the principal that would be due as of the date of the determination upon declaration of acceleration of the maturity thereof,

     - the principal amount of an Indexed Note that is deemed outstanding is the principal face amount of the Indexed Note at original issuance, unless otherwise provided in or pursuant to the indenture, and

     - notes owned by HomeSide or any other obligor or any affiliate of HomeSide or of the other obligor are disregarded.

     A meeting of the holders of notes may be called at any time by the trustee and also, upon request, by HomeSide or the holders of at least 10% in principal amount of the outstanding notes. Except for any consent that must be given by the holder of each note affected by certain modifications and amendments of the indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding notes. However, except as referred to above, any resolution with respect to any action that may be taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding notes may be adopted by the affirmative vote of the holders of the specified percentage. Any resolution passed or decision taken at any meeting of holders of notes will be binding on all holders of notes. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the outstanding notes.

     Nevertheless, if any action is to be taken at a meeting of holders of notes with respect to any action that the indenture expressly provides may be taken by the holders of a specified percentage in principal amount of outstanding debt securities, there will be no minimum quorum requirement for the meeting and the principal amount of the outstanding notes that vote in favor of the action will be taken into account in determining whether the action has been taken.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     HomeSide may discharge certain obligations to holders of notes that have not already been delivered to the trustee for cancellation and that either have become due or will become due within one year, or scheduled for redemption within one year, by depositing with the trustee, in trust, funds in U.S. dollars in an amount sufficient to pay the entire indebtedness on the notes with respect to principal, any premium and interest, to the date of the deposit, if the notes have become due and payable, or to maturity, as the case may be.

     HomeSide may elect either

     - to release and be discharged from any and all obligations with respect to the notes, except for certain obligations including, among other things, obligations to register the transfer or exchange of the notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency with respect to the Notes and to hold moneys for payment in trust ("defeasance") or

     - to be released from its obligations with respect to the notes under the covenants described under "Consolidation, Merger and Transfer of Assets" above, and any omission to comply with those obligations will not constitute a default or an Event of Default ("covenant defeasance").

Defeasance or covenant defeasance, as the case may be, are conditioned upon the irrevocable deposit by HomeSide with the trustee, in trust, of an amount in U.S. dollars or Government Obligations, or both, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, and any premium and interest on, the notes on the scheduled due dates and any mandatory sinking fund payments.

     Such a trust may only be established if, among other things,

     - the defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which HomeSide is a party or by which it is bound,

     - no Event of Default or event which, with notice or lapse of time or both, would become an Event of Default with respect to the notes to be released has occurred and is continuing on the date of such deposit and, with respect to defeasance only, at any time during the period ending on the 123rd day after that date, and

     - HomeSide has delivered to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. Federal income tax in the same amounts, manner and times as would have been the case if the defeasance or covenant defeasance had not occurred, and, in the case of defeasance, the opinion of counsel must refer to and be based upon a letter ruling of the Internal Revenue Service received by HomeSide, a Revenue Ruling published by the Internal Revenue Service or a change in U.S. Federal income tax law occurring after the date of the indenture.

     "Government Obligations" means, with respect to the notes, securities which are direct obligations of the United States of America for the payment of which its full faith and credit is pledged, or obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, where the timely payment or payments thereunder are unconditionally guaranteed as a full faith and credit obligation by the United States of America, and which, in each case, are not callable or redeemable at the option of the issuer or issuers. In addition, the term "Government Obligations" also includes a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or any other amount with respect to any such Government Obligation held by such custodian for the account of the holder of such depository receipt, as long as, except as required by law, the custodian is not authorized to make any deduction from the amount payable to the holder of the depository receipt from any amount received by the custodian with respect to the Government Obligation or the specific payment of interest on or principal of or any other amount with respect to the Government Obligation evidenced by such depository receipt.

     If HomeSide effects covenant defeasance with respect to any notes and the notes are declared due because of the occurrence of any Event of Default or with respect to any other covenant as to which there has been covenant defeasance, the amount of Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the notes at the time of the Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from the Event of Default. However, HomeSide would remain liable to make payment of the amounts due at the time of acceleration.

BEARER SECURITIES

     HomeSide also may offer debt securities in bearer form ("Bearer Securities") outside the United States at varying prices and terms. Offerings of Bearer Securities may be separate from, or simultaneous with, offerings of registered notes in the United States. The Bearer Securities are not offered by this prospectus and may not be purchased by U.S. persons other than foreign branches of certain U.S. financial institutions. For purposes of this prospectus, "U.S. person" means a citizen, national or resident of the United States, a corporation, partnership (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or an estate which is subject to United States income taxation regardless of its source of income. In addition, certain trusts treated as United States persons before August 20, 1996 may elect to continue to be so treated to the extent provided in regulations.

GOVERNING LAW

     The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEE

     The trustee is permitted to engage in other transactions with HomeSide and its subsidiaries and affiliates from time to time. However, if the trustee acquires any conflicting interest, it must eliminate the conflict upon the occurrence of an Event of Default, or else resign. The trustee also acts as trustee under HomeSide International, Inc.'s indenture.

                     UNITED STATES FEDERAL INCOME TAXATION

     The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, including changes in effective dates, or possible differing interpretations. It deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers, except where otherwise specifically noted. Persons considering the purchase of the notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

     As used in this prospectus, the term "U.S. Holder" means a beneficial owner of a note that is for United States Federal income tax purposes:

     (1) a citizen or resident of the United States,

     (2) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise),

     (3) an estate whose income is subject to United States Federal income tax regardless of its source,

     (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or

     (5) any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business.

Certain trusts not described in clause (4) above in existence on August 20, 1996 that elect to be treated as a United States person will also be a U.S. Holder for purposes of the following discussion. As used herein, the term "non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

U.S. HOLDERS

     PAYMENTS OF INTEREST. Payments of interest on a note generally will be includable in income of U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting).

     ORIGINAL ISSUE DISCOUNT. The following summary is a general discussion of the United States Federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of notes issued with original issue discount ("Discount Notes"). The following summary is based upon final Treasury regulations (the "OID Regulations") released by the Internal Revenue Service on January 27, 1994, as amended on June 11, 1996, under the original issue discount provisions of the Code.

     For United States Federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a note over its issue price, if such excess equals or exceeds a de minimis amount (generally 1/4 of 1% of the note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date or, in the case of a note providing for the payment of any amount other than qualified stated interest (as defined below) before maturity, multiplied by the weighted average maturity of the note). The issue price of each note of an issue of notes equals the first price at which a substantial amount of the notes has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The stated redemption price at maturity of a note is the sum of all payments provided by the note other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. In addition, under the OID Regulations, if a note bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of the note (e.g., notes with teaser rates or interest holidays), and if the greater of either the resulting foregone interest on the note or any "true" discount on the note (i.e., the excess of the note's stated principal amount over its issue price) equals or exceeds a specified de minimis amount, then the stated interest on the note would be treated as original issue discount rather than qualified stated interest.

     Payments of qualified stated interest on a note are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). A U.S. Holder of a Discount Note must include original issue discount in income as ordinary interest for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of a Discount Note is the sum of the daily portions of original issue discount with respect to the Discount Note for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder held the Discount Note. The "daily portion" of original issue discount on any Discount Note is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between

     - the product of the Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and

     - the amount of any qualified stated interest payments allocable to such accrual period.

     The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the sum of the issue price of the Discount Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Discount Note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

     A U.S. Holder who purchases a Discount Note for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts payable on the Discount Note after the purchase date other than payments of qualified stated interest, will be considered to have purchased the Discount Note at an "acquisition premium". Under the acquisition premium rules, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such Discount Note for any taxable year (or portion thereof in which the U.S. Holder holds the Discount Note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

     Under the OID Regulations, Floating Rate Notes and Indexed Notes (hereinafter "Variable Notes") are subject to special rules whereby a Variable Note will qualify as a "variable rate debt instrument" if

     - its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified de minimis amount and

     - it provides for stated interest, paid or compounded at least annually, at current values of:

        - one or more qualified floating rates,

        - a single fixed rate and one or more qualified floating rates,

        - a single objective rate, or

        - a single fixed rate and a single objective rate that is a qualified inverse floating rate.

     A "qualified floating rate" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Note is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Note (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Note's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may, in some circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless such cap or floor is fixed throughout the term of the note. An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). A "qualified inverse floating rate" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The OID Regulations also provide that if a Variable Note provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the Variable Note's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

     If a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations, and if the interest on a Variable Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Variable Note will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a "true" discount (i.e., at a price below the Variable Note's stated principal amount) in excess of a specified de minimis amount. The amount of qualified stated interest and the amount of original issue discount, if any, that accrues during an accrual period on such a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to

      (1) in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date, of the qualified floating rate or qualified inverse floating rate, or

      (2) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Note.

     The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

     In general, any other Variable Note that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the Variable Note. The OID Regulations generally require that such a Variable Note be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Note. In the case of a Variable Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Note provides for a qualified inverse floating rate). Under those circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Note as of the Variable Note's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Note is then converted into an "equivalent" fixed rate debt instrument in the manner described above.

     Once the Variable Note is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of original issue discount and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general original issue discount rules to the "equivalent" fixed rate debt instrument and a U.S. Holder of the Variable Note will account for such original issue discount and qualified stated interest as if the U.S. Holder held the "equivalent" fixed rate debt instrument. For each accrual period appropriate adjustments will be made to the amount of qualified stated interest or original issue discount assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Variable Note during the accrual period.

     If a Variable Note does not qualify as a "variable rate debt instrument" under the OID Regulations, then the Variable Note would be treated as a contingent payment debt obligation. On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments. In general, the CPDI Regulations would cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of current United States Federal income tax law. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations apply to debt instruments issued on or after August 13, 1996. The proper United States Federal income tax treatment of Variable Notes that are treated as contingent payment debt obligations will be more fully described in the pricing supplement. Furthermore, any other special United States Federal income tax considerations, not otherwise discussed herein, which are applicable to any particular issue of notes will be discussed in the pricing supplement.

     HomeSide may issue notes which;

     - may be redeemable at the option of HomeSide before their stated maturity (a "call option") and/or

     - may be repayable at the option of the holder before their stated maturity (a "put option").

Notes containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase notes with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased notes.

     U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions.

     FOREIGN-CURRENCY NOTES. The United States Federal income tax consequences of the purchase, ownership and disposition of notes providing for payments denominated in a currency other than U.S. dollars will be more fully described in the applicable pricing supplement.

     SHORT-TERM NOTES. Notes that have a fixed maturity of one year or less ("Short-Term Notes") will be treated as having been issued with original issue discount. In general, an individual or other cash method U.S. Holder is not required to accrue such original issue discount unless the U.S. Holder elects to do so. If such an election is not made, any gain recognized by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the original issue discount accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocable to the Short-Term Note will be deferred until a corresponding amount of income is realized. U.S. Holders who report income for United States Federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding).

     MARKET DISCOUNT. If a taxpayer, such as a U.S. Holder purchases a note, other than a Discount Note, for an amount that is less than its stated redemption price at maturity) [or, in the case of a Discount Note, for an amount that is less than its adjusted issue price as of the purchase date,] such U.S. Holder may be treated as having purchased the note at a "market discount", unless such market discount is less than a specified de minimis amount. (Market discount is the deficiency, if any, between the amount paid for the note and the original issue price of the note increased by the aggregate amount of original issue discount includible in the income of all holders for periods before the taxpayer's acquisition of the note.)

     Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment (or, in the case of a Discount Note, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a note as ordinary interest income to the extent of the lesser of:

     - the amount of such payment or realized gain, or

     - the market discount which has not previously been included in income and is treated as having accrued on the note at the time of such payment or disposition.

Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue market discount on the basis of semiannual compounding.

     A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions, because a current deduction is only allowable to the extent the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States Federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies and may be revoked only with the consent of the IRS.

     PREMIUM. If a U.S. Holder purchases a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest, the U.S. Holder will be considered to have purchased the note with "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. However, if the note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the note. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

     DISPOSITION OF A NOTE. Except as discussed above, upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and the U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the U.S. Holder's initial investment in the note increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to the note. Such gain or loss generally will be long-term capital gain or loss if the note were held for more than one year. Long-term capital gains of individuals are subject to reduced capital gain rates while short-term capital gains are subject to ordinary income rates. The deductibility of capital losses is generally subject to certain limitations. Prospective investors should consult their own tax advisors concerning these tax law provisions.

NON-U.S. HOLDERS

     A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount or market discount, if any) on a note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of HomeSide, a controlled foreign corporation related to HomeSide, a bank receiving interest described in section 881(c)(3)(A) of the Code, or an individual present in the United States for 183 days or more in the taxable year in which premium (if any) is paid. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (1) is signed by the beneficial owner of the note under penalties of perjury, (2) certifies that such owner is not a U.S. Holder and (3) provides the name and address of the beneficial owner. Absent receipt of such statement the Withholding Agent must generally withhold U.S. tax at the rate of 30%. The statement may be made on an applicable IRS Form W-8BEN or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

     In October 1997, the Treasury issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 2000, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

     Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder and, if the non-U.S. holder is an individual, such non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

     The notes will not be includible in the estate of a non-U.S. Holder who is not domiciled in the United States unless the individual is a direct or indirect 10% or greater shareholder of HomeSide or, at the time of such individual's death, payments in respect of the notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information, such as the registered owner's taxpayer identification number, in the required manner.

     Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either:

     - the broker determines that the seller is a corporation or other exempt recipient or

     - the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met).

Such a sale must also be reported by the broker to the IRS, unless either:

     - the broker determines that the seller is an exempt recipient or

     - the seller certifies its non-U.S. status (and certain other conditions are met).

Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence. In addition, prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the New Withholding Regulations. See "United States Federal Income
Taxation -- Non-U.S. Holders".

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     HomeSide is offering the notes for sale on a continuing basis through the agents, who will purchase the notes, as principal, from HomeSide, for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of resale as determined by the agents, or, if so specified in a pricing supplement, for resale at a fixed public offering price. If agreed to by HomeSide and an agent, the agent may utilize its reasonable efforts on an agency basis to solicit offers to purchase the notes at 100% of the principal amount of the notes, unless otherwise stated in a pricing supplement. HomeSide will pay a commission to the agent, ranging from .125% to .750% of the principal amount of a note, depending upon its stated maturity or, with respect to a note for which the stated maturity is in excess of 30 years, a commission as agreed upon by HomeSide and the agent at the time of sale, sold through the agent. In addition, the expenses incurred by HomeSide in connection with the offering and sale of the notes, including reimbursement of certain of the agents' expenses, is currently estimated to be $1,000,000.

     Unless otherwise specified in an applicable pricing supplement, any note sold to an agent as principal will be purchased by such an agent at a price equal to 100% of the principal amount thereof less a percentage of the principal amount equal to the commission applicable to an agency sale of a note of identical maturity. The agents may sell notes they have purchased from HomeSide as principal to other dealers less a concession equal to all or any portion of the discount received in connection with such purchase. The agents may allow, and such dealers may reallow, a discount to certain other dealers. After the initial public offering of notes, the public offering price, in the case of notes to be resold at a fixed public offering price, the concession and the discount allowed to dealers may be changed.

     HomeSide reserves the right to withdraw, cancel or modify the offer made by this prospectus without notice and may reject orders, in whole or in part, whether placed directly with HomeSide or through the agents. The agents will have the right, in their discretion reasonably exercised, to reject in whole or in part any offer to purchase notes received by the agent.

     Unless otherwise stated in a pricing supplement, payment of the purchase price of the notes will be required to be made in immediately available funds in U.S. dollars in New York City on the date of settlement.

     No note will have an established trading market when issued. Unless specified in the pricing supplement, HomeSide will not list the notes on any securities exchange. The agents may from time to time purchase and sell notes in the secondary market, but the agents are not obligated to do so, and there can be no assurance that there will be a secondary market for the notes or liquidity in the secondary market if one develops. From time to time, the agents may make a market in the notes.

     The agents may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. HomeSide has agreed to indemnify the agents against or to make contributions relating to certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the agents may be required to make in respect thereof. HomeSide has agreed to reimburse the agents for certain expenses.

     In connection with the offering of notes purchased by one or more of the agents as principal on a fixed price basis, such agents are permitted to engage in certain transactions that stabilize the price of the notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the agents create a short position in the notes in connection with the offering, i.e., if they sell notes in an aggregate principal amount exceeding that set forth in the pricing supplement, then the agents may reduce that short position by purchasing notes in the open market. In general, purchases of notes for the purpose of stabilization or to reduce a short position could cause the price of the notes to be higher than in the absence of these purchases.

     Neither HomeSide nor the agents make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither HomeSide nor the agents make any representation that the agents will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The agents and their affiliates may be customers of, engage in transactions with or perform services for, HomeSide or its affiliates in the ordinary course of business and have engaged in and may in the future engage in investment banking transactions with HomeSide and its affiliates. HomeSide has entered into an arrangement in the ordinary course of business with an affiliate of Merrill Lynch & Co. to sell to such affiliate, and provide ongoing lending services and subservicing for, certain mortgage loans originated by HomeSide. In addition, an affiliate of Merrill Lynch & Co. is a lender under HomeSide's credit agreement. Chase Securities Inc. ("CSI") is lead arranger and book manager under, and is an affiliate of The Chase Manhattan Bank, which is administrative agent and a lender under, HomeSide's credit agreement. CSI, The Chase Manhattan Bank and/or certain of their affiliates have engaged in and may in the future engage in general financing and banking transactions with HomeSide and certain of its subsidiaries and affiliates in the ordinary course of business. In addition, Bank of America, N.A., Deutsche Bank AG, New York Branch, Morgan Guaranty Trust Company of New York, and UBS AG, Stamford branch, affiliates of Banc of America Securities LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and UBS Warburg LLC, respectively, are lenders under the credit agreement. CSI is also a dealer with respect to HomeSide's commercial paper program. If the proceeds from any offering of notes are used to repay indebtedness under the credit agreement, such offering will be made in accordance with the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., if applicable.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the SEC covering the notes and other securities. For further information on HomeSide and the notes, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.

     We also file reports and other information with the SEC. The registration statement and the reports and other information that we file with the SEC may be read and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to incorporate by reference the information we file with them, which means:

     - incorporated documents are considered part of the prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the SEC will automatically update and supersede this incorporated information.

     We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

     - annual report on Form 10-K for the year ended September 30, 1999;

     - quarterly report on Form 10-Q for the period ended December 31, 1999;

     - quarterly report on Form 10-Q for the period ended March 31, 2000; and

     - amendment dated June 6, 2000 to annual report on Form 10-K for the year ended September 30, 1999.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed:

     - reports filed under Sections 13(a) and (c) of the Exchange Act; and

     - any reports filed under Section 15(d) of the Exchange Act.

     You should rely only on information contained or incorporated by reference in this prospectus. We have not, and the agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

     You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: HomeSide Lending, Inc., 7301 Baymeadows Way, Jacksonville, Florida 32256, Attn: Investor Relations (telephone: (904) 281-3200).

                             VALIDITY OF THE NOTES

     Certain legal matters with respect to the securities offered hereby will be passed upon for HomeSide by Hutchins, Wheeler & Dittmar, A Professional Corporation and for any underwriters or agents by Brown & Wood LLP, New York, New York. Hutchins, Wheeler & Dittmar, A Professional Corporation will rely as to certain matters of New York law upon the opinion of Brown & Wood LLP. Hutchins, Wheeler & Dittmar, A Professional Corporation, and Brown & Wood LLP will rely as to certain matters of Florida law upon the opinion of Robert J. Jacobs, Executive Vice President and Secretary of HomeSide.

                                    EXPERTS

     The consolidated balance sheets of HomeSide Lending, Inc. and its subsidiaries as of September 30, 1999 and 1998 and the related consolidated statements of income, changes in stockholder's equity and cash flows for the fiscal year ended September 30, 1999 and the period from February 11, 1998 to September 30, 1998 incorporated by reference herein have been audited by KPMG LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated in reliance upon the authority of said firm as experts in accounting and auditing.

     The consolidated balance sheet of HomeSide Lending, Inc. and subsidiaries as of February 10, 1998 and February 28, 1997 and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the period from March 1, 1997 to February 10, 1998 and March 16, 1996 to February 28, 1997, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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                                 $1,408,000,000



                            [HOMESIDE LENDING LOGO]




                               MEDIUM-TERM NOTES
                            DUE NINE MONTHS OR MORE
                               FROM DATE OF ISSUE



                                  ----------
                                  PROSPECTUS
                                  ----------


                              MERRILL LYNCH & CO.
                        BANC OF AMERICA SECURITIES LLC
                             CHASE SECURITIES INC.
                           DEUTSCHE BANC ALEX. BROWN
                               J.P. MORGAN & CO.
                                UBS WARBURG LLC




                                  JUNE 6, 2000

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